                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                   For fiscal year ended December 31, 2003


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                            For the transition period

                         COMMISSION FILE NUMBER: 1-5424



A. Full title of the plan and address of the plan if different from that of the issuer named below:

                Comair Holdings, Inc. Savings and Investment Plan
               Cincinnati/Northern Kentucky International Airport
                             Cincinnati, Ohio 45275

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Delta Air Lines, Inc.
                        Hartsfield International Airport
                             Atlanta, Georgia 30320

COMAIR SAVINGS AND
INVESTMENT PLAN

Financial Statements as of December 31, 2003 and 2002, and for the Year Ended December 31,
2003, and Supplemental Schedule as of December
31, 2003, and Report of Independent Registered
Public Accounting Firm

COMAIR SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits as of
   December 31, 2003 and 2002

  Statement of Changes in Net Assets Available for Plan Benefits for the
   Year Ended December 31, 2003

  Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:

  Form 5500, Schedule H, Part IV, Line 4i -- Schedule of Assets (Held at End of Year) as of December 31, 2003



Note: All other schedules required by Section 2320.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Comair Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Comair Savings and Investment Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

June 28, 2004

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                    2003                2002


ASSETS:
  Investments:
    Collective fund                            $ 40,094,180        $ 33,077,716
    Mutual funds                                 86,034,528          58,769,630
    Participant loan fund                         5,878,674           4,831,635
    Corporate stock -- common                    12,439,768           9,035,191
                                               ------------        ------------
           Total investments                    144,447,150         105,714,172
                                               ------------        ------------
  Receivables:
    Employer contributions                        8,647,286           7,046,028
    Pending investment transactions                  71,678              50,596
                                               ------------        ------------
           Total receivables                      8,718,964           7,096,624
                                               ------------        ------------

           Total assets                         153,166,114         112,810,796

LIABILITIES:
  Payables for securities purchased                (169,928)            (80,197)
                                               ------------        ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS         $152,996,186        $112,730,599
                                               ============        ============






See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------



ADDITIONS:
  Investment income:
    Net appreciation in fair value of investments                 $ 17,165,218
    Interest income                                                    338,245
    Dividend income                                                  2,524,029

  Contributions:
    Participant                                                     13,380,712
    Employer -- net of forfeitures                                  12,043,204
                                                                  ------------

           Total additions                                          45,451,408
                                                                  ------------

DEDUCTIONS:
  Distributions to participants                                     (5,185,821)
                                                                  ------------

           Total deductions                                         (5,185,821)
                                                                  ------------

INCREASE IN NET ASSETS                                              40,265,587

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                112,730,599
                                                                  ------------
  End of year                                                     $152,996,186
                                                                  ============



See notes to financial statements.

COMAIR SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
------------------------------------------------------------------------------

1.  PLAN DESCRIPTION

    The following description of the Comair Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

    GENERAL -- The Plan is a defined contribution plan covering all employees who have one year of service. Comair Holdings, Inc. (the "Company") (which became a LLC on January 1, 2004 and was renamed Comair Holdings, LLC) administers the Plan. Mellon Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    CONTRIBUTIONS -- Under the Plan, participating employees of the Company and certain of its wholly-owned subsidiaries may defer up to 15% of their compensation, as defined in the Plan. The Company makes a matching contribution equal to 50% of each participant's before-tax contribution for the first 5% of the compensation deferred by all employees. Eligible participants also receive an annual retirement plan contribution into their Retirement Plan Contribution Account based on vested years of service with the Company and annual earnings, as defined by the Plan. Participants direct the investment of both participant and Company contributions into various investment options offered by the Plan. Contributions are subject to certain limitations.

    PARTICIPANT ACCOUNTS -- Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of participant forfeitures and Plan earnings, and charged with withdrawals, as applicable, and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    INVESTMENTS -- Participants direct the investment of their contributions as well as the Company contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds, an investment contract collective fund and Delta Air Lines, Inc. common stock as investment options for participants.

    VESTING -- Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest 100% in the Company matching contributions after two years of service. Participants vest 100% in their Retirement Plan Contribution Account after five years of service. Participant forfeitures are used to reduce Company matching contributions. Forfeitures were $97,215 in the year ended December 31, 2003.

    PARTICIPANT LOANS -- The Plan provides for borrowings by participants, subject to certain limitations, using their vested account balance as collateral. The maximum loan amount available to an eligible participant is the lesser of $50,000 or 50% of the vested and non-forfeitable portion of the participant's account balance. Loans must be repaid within five years except that any loan used to acquire a dwelling must be repaid within fifteen years. Loans outstanding at December 31, 2003 and 2002 bear a fixed rate of interest at the prime rate plus one percent at the time of borrowing.

    PAYMENT OF BENEFITS -- On termination of service due to death, disability, or retirement, a participant receives a lump-sum amount equal to the value of the participant's vested interest in his or her account.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING -- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan provides for investment in various investment instruments, including mutual funds and a common/collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, including common stock of Delta Air Lines, Inc., it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

    Delta reported a net loss of $773 million for the year ended December 31, 2003, and an unaudited net loss of $383 million for the March 2004 quarter. In its Form 10-Q for the Quarter Ended March 31, 2004, Delta said that continued losses of the magnitude experienced in 2003 and the March 2004 quarter are unsustainable over the long term, and that Delta has significant obligations due in 2005 and thereafter. Delta further said that, if it cannot achieve a competitive cost structure, regain sustained profitability and access the capital markets on acceptable terms, it will need to pursue alternative courses of action intended to make it viable for the long-term, including the possibility of seeking to restructure its costs under Chapter 11 of the U.S. Bankruptcy Code.

    INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value except for the common/collective trust fund, which is valued at the underlying investments fair or contract value (Note 3). Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at the outstanding loan balances.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

    ADMINISTRATIVE EXPENSES OF THE PLAN -- Administrative expenses of the Plan may be paid by the Plan. However, the Company paid all expenses incurred during the year ended December 31, 2003, and, accordingly, the accompanying statement of changes in net assets available for plan benefits does not include such expenses.

    PAYMENT OF BENEFITS -- Benefit payments to participants are recorded upon distribution.

3.  INVESTMENTS

    Investments which are greater than 5% of Plan Assets at December 31, 2003 and December 31, 2002 consist of the following:

                                                         2003         2002
                                                         ----         ----
Capital Preservation Fund, 39,993,173 and 33,060,208
  shares, respectively                                $39,993,173  $33,060,208
Janus Overseas Fund, 565,532 and 508,509 shares,
  respectively                                         11,683,881    7,775,105
Franklin Small Cap Growth Fund, 452,129 and 379,323
  shares, respectively                                 13,663,339    8,326,133
Dreyfus Laurel Funds S&P 500 Stock Index Fund,
  740,033 and 603,083 shares, respectively             17,124,360   11,036,411
Dreyfus Appreciation Fund, 447,005 and 397,687
  shares, respectively                                 16,601,777   12,407,850
Dreyfus Premier New Leaders Fund, 307,136 and
  310,162  shares, respectively                        12,872,053   10,837,077
Delta Air Lines, Inc. Common Stock, 1,053,325 and
  746,710 shares, respectively                         12,439,768    9,035,191




    During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

         Common stock                              $   313,998
         Mutual funds                               16,851,220
                                                   -----------
                                                   $17,165,218
                                                   ===========
4.  PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by the Plan's trustee, Dreyfus Investment Services. The Plan also invests in the common stock of Delta Air Lines, Inc. Delta Air Lines, Inc. is the parent company of the Company. These transactions qualify as party-in-interest transactions.

5.  PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

6.  FEDERAL INCOME TAX STATUS

    The Internal Revenue Service has determined and informed the Company by a letter dated August 15, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the

     Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  SUBSEQUENT EVENT

     On January 1, 2004, the Plan was amended to account for changes of the legal names of the Company (see Note 1) and trustee. The Plan was also amended to change certain distribution rules.


                                     ******

                              SUPPLEMENTAL SCHEDULE

COMAIR SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i --
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------



IDENTITY OF ISSUER, BORROWER,                        DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,         CURRENT
  LESSOR OR SIMILAR PARTY                           RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE          VALUE
-----------------------------------------------------------------------------------------------------------------------


                                                     COMMON/COLLECTIVE TRUST FUND:

LaSalle National Trust, N.A.                          Capital Preservation Fund                           $   39,993,173
LaSalle National Trust, N.A.                          TBC Pooled Employee Funds -- daily liquidity               101,007
                                                                                                          --------------

                                                          Total Common/Collective Trust Fund                  40,094,180
                                                                                                          --------------

                                                     REGISTERED INVESTMENT COMPANIES:
*Dreyfus                                              Dreyfus Laurel Funds S&P 500 Stock Index Fund           17,124,360
*Dreyfus                                              Dreyfus Appreciation Fund                               16,601,777
*Dreyfus                                              Dreyfus Premier New Leaders Fund                        12,872,053
*Dreyfus                                              Dreyfus Short-Intermediate Government Fund               1,720,903
*Dreyfus                                              Dreyfus Premier Balanced Fund                            1,396,823
Franklin                                              Franklin Small Cap Growth Fund                          13,663,339
Harris                                                Oakmark Equity and Income Fund                           2,735,812
Janus                                                 Janus Overseas Fund                                     11,683,881
Loomis Sayles                                         Loomis Sayles Small Cap Value Fund                       1,498,675
Lord A bbet                                           Lord A bbett M id-Cap Value Fund                         1,959,443
PIM CO                                                PIM CO Total Return Fund                                 4,777,462
                                                                                                            ------------

                                                          Total Registered Investment Companies               86,034,528
                                                                                                            ------------

                                                     COMMON STOCK - CORPORATE --
*Delta A ir Lines, Inc.                               Delta A ir Lines, Inc. Common Stock                     12,439,768


                                                     PARTICIPANT LOANS --
*Participant Loans                                    Interest at 5.25% to 10.5%, maturing January 2003
                                                        to January 2018                                        5,878,674
                                                                                                            ------------
                                                                                                            $144,447,150
                                                                                                            ============


*Party-in-interest transaction

                                   SIGNATURES

                                    THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                COMAIR HOLDINGS, INC. SAVINGS AND INVESTMENT PLAN






                                        /s/ Brian L. McDonald
                                        ----------------------------------
                                        By: Brian L. McDonald
                                            Plan Administrator



Date: June 28, 2004

                                 EXHIBIT INDEX



Exhibit 23                                Consent of Deloitte & Touche LLP